SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549



                             FORM 11-K




      [ X ]   Annual Report Pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 [Fee Required]

            For the Fiscal Year Ended December 31, 1993


                                OR


      [   ]   Transition Report Pursuant to Section 15(d) of
       the Securities Exchange Act of 1934 [No Fee Required]

            For the Transition Period (Not Applicable)
                                       --------------



                  Commission file number--2-35249



                      GERBER PRODUCTS COMPANY
                    RETIREMENT INVESTMENT PLAN
                                OF
                      GERBER PRODUCTS COMPANY
                         445 STATE STREET
                      FREMONT, MICHIGAN 49413

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


              GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN
              --------------------------------------------------


              By:  /S/Jay B. Hartfield
                   ----------------------------------------------
                        Jay B. Hartfield
                        Chairman of Benefit Plans Committee


Date:  May 20, 1994

                   CONSENT OF INDEPENDENT AUDITORS
                   -------------------------------

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-32011) pertaining to the Retirement Investment Plan of Gerber Products Company and in the related Prospectus of our report dated April 6, 1994, with respect to the financial statements and schedules of the Gerber Products Company Retirement Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1993.


Grand Rapids, Michigan
May 20, 1994

                        Audited Financial Statements
                         and Supplemental Schedules


                            Gerber Products Company
                           Retirement Investment Plan


                                  Years Ended
                           December 31, 1993 and 1992

                     REPORT OF INDEPENDENT AUDITORS
                     -------------------------------

The Benefit Plans Committee
Gerber Products Company
  Retirement Investment Plan

We have audited the statements of financial condition of Gerber Products Company Retirement Investment Plan as of December 31, 1993 and 1992, and the related statements of income and changes in participants' equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Gerber Products Company Retirement Investment Plan at
December 31, 1993 and 1992, and the results of its operations and changes in its participants' equity for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment and reportable transactions as of and for the year ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

April 6, 1994                           ERNST & YOUNG

STATEMENTS OF FINANCIAL CONDITION
GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN

                                                                                DECEMBER 31, 1993
                                             ---------------------------------------------------------------------------------------
                                             GERBER STOCK   DIVERSIFIED    FIXED INCOME   MONEY MARKET
                                                  FUND       STOCK FUND        FUND           FUND        BOND FUND      COMBINED
                                             ------------   ------------   ------------   ------------   ------------   ------------
ASSETS
   Cash                                                                    $         32                                 $         32
    Investments, at market value--Note D:
     Common stock of Gerber Products Company $ 91,294,576                                                                 91,294,576
     Vanguard Money Market Reserves, Inc.
        Prime Portfolio                                                                   $  8,209,251                     8,209,251
     Vanguard Index Trust
        500 Portfolio                                       $  9,549,048                                                   9,549,048
     Vanguard Fixed Income Security Fund
        GNMA Portfolio                                                                                   $  3,323,588      3,323,588
     NBD Employee Benefit Money Market Fund        23,145                                                                     23,145
     Travelers Insurance Company deposit
        administration contract invested in the
        general assets of insurance company                                   6,923,134                                    6,923,134
                                             ------------   ------------   ------------   ------------   ------------   ------------
          Total Investments                    91,317,721      9,549,048      6,923,134      8,209,251      3,323,588    119,322,742
   Other                                            1,561          7,141                           365          2,672         11,739
                                             ------------   ------------   ------------   ------------   ------------   ------------
                                             $ 91,319,282   $  9,556,189   $  6,923,166   $  8,209,616   $  3,326,260   $119,334,513
                                             ============   ============   ============   ============   ============   ============
LIABILITIES AND PARTICIPANTS' EQUITY
   Amounts due to withdrawing participants   $    850,944   $     32,857   $    134,504   $    110,815   $     42,040   $  1,171,160
   Other                                           25,588                                        1,134                        26,722
   Participants' equity, including unrealized
     gains on investments -- Note D            90,442,750      9,523,332      6,788,662      8,097,667      3,284,220    118,136,631
                                             ------------   ------------   ------------   ------------   ------------   ------------
                                             $ 91,319,282   $  9,556,189   $  6,923,166   $  8,209,616   $  3,326,260   $119,334,513
                                             ============   ============   ============   ============   ============   ============
See notes to financial statements.

STATEMENTS OF FINANCIAL CONDITION
GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN

                                                                                DECEMBER 31, 1992
                                             ---------------------------------------------------------------------------------------
                                             GERBER STOCK   DIVERSIFIED    FIXED INCOME   MONEY MARKET
                                                 FUND        STOCK FUND        FUND           FUND        BOND FUND      COMBINED
                                             ------------   ------------   ------------   ------------   ------------   ------------
ASSETS
   Cash                                                                    $         32   $     31,859                  $     31,891
   Investments, at market value--Note D:
     Common stock of Gerber Products Company $105,921,234                                                                105,921,234
     Vanguard Money Market Reserves, Inc.
        Prime Portfolio                                                                      8,807,219                     8,807,219
     Vanguard Index Trust
        500 Portfolio                                       $  8,258,032                                                   8,258,032
     Vanguard Fixed Income Security Fund
        GNMA Portfolio                                                                                   $  2,497,423      2,497,423
     NBD Employee Benefit Money Market Fund        60,897                                                                     60,897
     Travelers Insurance Company deposit
        administration contract invested in the
        general assets of insurance company                                   8,227,518                                    8,227,518
                                             ------------   ------------   ------------   ------------   ------------   ------------
          Total Investments                   105,982,131      8,258,032      8,227,518      8,807,219      2,497,423    133,772,323
   Amounts due (to) from other funds              180,435          2,438       (102,726)      (111,086)        30,939            -0-
   Other                                          368,364        107,956                        76,134         49,937        602,391
                                             ------------   ------------   ------------   ------------   ------------   ------------
                                             $106,530,930   $  8,368,426   $  8,124,824   $  8,804,126   $  2,578,299   $134,406,605
                                             ============   ============   ============   ============   ============   ============
LIABILITIES AND PARTICIPANTS' EQUITY
   Amounts due to withdrawing participants   $  1,198,950   $     46,877   $    148,308   $    280,458   $     11,959   $  1,686,552
   Other                                            4,977                                                                      4,977
   Participants' equity, including unrealized
     gains on investments -- Note D           105,327,003      8,321,549      7,976,516      8,523,668      2,566,340    132,715,076
                                             ------------   ------------   ------------   ------------   ------------   ------------
                                             $106,530,930   $  8,368,426   $  8,124,824   $  8,804,126   $  2,578,299   $134,406,605
                                             ============   ============   ============   ============   ============   ============

See notes to financial statements.


STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN


                                                                           YEAR ENDED DECEMBER 31, 1993
                                             ---------------------------------------------------------------------------------------
                                             GERBER STOCK   DIVERSIFIED    FIXED INCOME   MONEY MARKET
                                                 FUND        STOCK FUND        FUND           FUND        BOND FUND      COMBINED
                                             -------------  ------------   ------------   ------------   ------------   ------------
Investment income:
   Cash dividends -- Note E                  $  2,710,454                                                               $ 2,710,454
   Other investment income                          2,768   $    238,244   $    509,334   $    249,547   $    182,382     1,182,275
                                             ------------   ------------   ------------   ------------   ------------  -------------
     TOTAL INVESTMENT INCOME                    2,713,222        238,244        509,334        249,547        182,382     3,892,729
Net realized and unrealized appreciation
   (depreciation) in market value of
   investments                                (17,203,403)       572,824                                      (17,031)  (16,647,610)
Participant contributions                       4,286,294      1,406,901                       839,631        609,879     7,142,705
Distributions and forfeitures                  (4,703,631)      (983,179)    (1,546,530)    (1,284,038)      (448,891)   (8,966,269)
Transfers                                          23,265        (33,007)      (150,658)      (231,141)       391,541           -0-
                                             ------------   ------------   ------------   ------------   ------------  -------------
     NET INCREASE (DECREASE)
     IN PARTICIPANTS' EQUITY                  (14,884,253)     1,201,783     (1,187,854)      (426,001)       717,880   (14,578,445)
Participants' equity at beginning of year     105,327,003      8,321,549      7,976,516      8,523,668      2,566,340   132,715,076
                                             ------------   ------------   ------------   ------------   ------------  -------------
     PARTICIPANTS' EQUITY AT END OF YEAR     $ 90,442,750   $  9,523,332   $  6,788,662   $  8,097,667   $  3,284,220  $118,136,631
                                             ============   ============   ============   ============   ============  =============

See notes to financial statements.



STATEMENTS OF INCOME AND CHANGES IN PARTICIPANTS' EQUITY
GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN



                                                                           YEAR ENDED DECEMBER 31, 1992
                                             ---------------------------------------------------------------------------------------
                                             GERBER STOCK   DIVERSIFIED    FIXED INCOME   MONEY MARKET
                                                 FUND        STOCK FUND        FUND           FUND        BOND FUND      COMBINED
                                             -------------  ------------   ------------   ------------   ------------  ------------
Investment income:
   Cash dividends--Note E                    $  2,568,109                                                              $  2,568,109
   Other investment income                         10,925   $    222,620   $    789,378   $    334,912   $    120,012     1,477,847
                                             ------------   ------------   ------------   ------------   ------------  -------------
     TOTAL INVESTMENT INCOME                    2,579,034        222,620        789,378        334,912        120,012     4,045,956
Net realized and unrealized appreciation
   (depreciation) in market value of
   investments                                (31,484,952)       341,488                                       28,386   (31,115,078)
Contributions:
   Associate participants                       4,148,904      1,383,313                       982,635        612,636     7,127,488
   Gerber Products Company--Note B                  5,547                                                                     5,547
                                             ------------   ------------   ------------   ------------   ------------   ------------
     TOTAL CONTRIBUTIONS                        4,154,451      1,383,313                       982,635        612,636     7,133,035
Distributions and forfeitures                  (3,357,400)      (313,678)    (1,167,623)    (1,142,254)       (26,018)   (6,006,973)
Transfers                                       3,891,954      2,526,141    (16,597,794)     8,348,375      1,831,324        -0-
                                             ------------   ------------   ------------   ------------   ------------  -------------
     NET INCREASE (DECREASE)
     IN PARTICIPANTS' EQUITY                  (24,216,913)     4,159,884    (16,976,039)     8,523,668      2,566,340   (25,943,060)
Participants' equity at beginning of year     129,543,916      4,161,665     24,952,555                                 158,658,136
                                             ------------   ------------   ------------   ------------   ------------  -------------
     PARTICIPANTS' EQUITY AT END OF YEAR     $105,327,003   $  8,321,549   $  7,976,516   $  8,523,668   $  2,566,340  $132,715,076
                                             ============   ============   ============   ============   ============  =============
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN

December 31, 1993

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The financial statements of the Plan have been prepared using the accrual method of accounting.

Valuation of Investments: Investments in common stocks are reported at market value, principally using quoted market prices. Net realized and unrealized appreciation (depreciation) in market value of investments included in the statements of income and changes in participants' equity is comprised of unrealized gains or losses resulting from changes in market prices and realized gains and losses on sales of investments.

Investments in the three Vanguard Group of Investment Companies funds are valued based on net asset value as reported by each fund on a daily basis.

The unallocated insurance contract (deposit administration type) is valued at contract value as estimated by the Travelers Insurance Company. Contract value, which approximates current value, represents contributions made under the contracts and interest earned, less withdrawals or funds used to pay participants. Interest is credited to the Plan at variable rates, based on the insurance company's experience, but not less than a minimum guaranteed effective rate (7% in 1993 and 1992).

Cost of investments is determined generally on the basis of cost of specific purchases. Forfeited shares of Gerber Products Company (the Company) common stock are considered to be purchased by the Plan at market value, and may be applied to reduce future Company contributions, if any, or fund plan expenses. Cost of Company shares distributed to participants is determined on the basis of the monthly average cost of shares credited to the participants during the period of their participation.


NOTE B--DESCRIPTION OF THE PLAN

An employee ("associate") is eligible to participate in the Plan if the associate: (1) is a salaried, part-time or hourly associate of the Company or a participating subsidiary (except for associates at the Company's West Coast Distribution Center at Baldwin Park), who is not subject to a collective bargaining agreement, or (2) is an associate subject to a collective bargaining agreement which specifically provides for participation in the Plan or is an associate of the Company's West Coast Distribution Center, and is at least 20 1/2 years of age and, if less than 40 years of age, was employed at any time during the period January 1 to July 1 of the prior Plan Year.

GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN


NOTE B--DESCRIPTION OF THE PLAN--Continued

Eligible associates who are not subject to a collective bargaining agreement may begin participation in the Plan effective as of the first day of any month following date of employment or, if the date of employment is the first day of a month, effective that date. Eligible associates who are subject to a collective bargaining agreement or who are employed at the Company's West Coast Distribution Center may begin participation upon any January 1 coincident with or next following the date the associate becomes eligible or upon any subsequent January 1 or July 1. Effective July 1, 1992, Reedsburg hourly associates became eligible to participate in the Plan under the same eligibility terms as other associates subject to collective bargaining agreements. Effective April 1, 1993, Hankscraft Motors, Inc. salaried associates became eligible to participate in the Plan. At the same date, Hankscraft Motors, Inc. hourly associates became eligible to participate in the Plan under the same eligibility terms as Reedsburg hourly associates.

A participant is required to authorize, through regular payroll deduction, a minimum allotment to the Plan of 1% of base pay and may authorize a total allotment of up to 15% of base pay. All or part of the total allotment may be made as salary reduction contributions under Section 401(k) of the Internal Revenue Code. All allotments so made will be excluded from the participants' current taxable income (tax-deferred allotments). Under applicable federal tax law, a participant's annual tax-deferred allotments may not exceed $8,994 for 1993 (an amount which is adjusted annually in the same manner that the dollar limit on annual pension benefits under the Internal Revenue Code is adjusted). Any contribution over this amount (and any allotments not designated as tax-deferred allotments) must be on an after-tax basis, and are called "regular allotments."

Company contributions on behalf of each Gerber Products Company Retirement Investment Plan (GRIP) participant who is a participant in the Gerber Products Company Stock Ownership Plan (the "ESOP") are made through allocations of Gerber Products Company common stock to the participant's ESOP account. The allocation of shares to the participant's ESOP account is at least 60% of the associate's total of regular and tax-deferred allotments made under GRIP (on allotments up to 6% of base pay). As of December 31, 1993, all associate groups were participating in the ESOP, except Reedsburg and Hankscraft Motors, Inc. hourly associates who are ineligible for Company matching contributions.

GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

A participant remaining in the service of the Company may make a partial withdrawal of the regular allotments and Company contributions allocated to his or her account. The maximum withdrawable amount is the aggregate value of the participant's regular allotment account and the vested portion of the Company contribution account less the amount of Company contributions allocated to the account during the preceding 24 months. ESOP contributions are not withdrawable prior to a participant's termination from the ESOP.

A participant who has withdrawn the maximum described in the preceding paragraph may withdraw his or her tax-deferred allotments in such amount as the Company's Benefit Plans
Committee authorizes upon proof of hardship. Hardship is limited to (a) medical expenses (of the type that are tax-deductible) that are incurred by the participant or the participant's spouse or dependents, (b) purchase of the principal residence of the participant, (c) payment of tuition and related educational fees for the next twelve months of post-secondary education for the participant or the participant's spouse, children or dependents, or (d) preventing eviction of the participant from his or her principal residence or foreclosure of the mortgage on the participant's principal residence. In addition, a participant who has attained age 59 1/2 on or before the date on which he or she receives a withdrawal of tax-deferred allotments need not demonstrate hardship.

A participant who makes a withdrawal of regular allotments is required to suspend making regular allotments for six months. A participant who makes a withdrawal of tax-deferred allotments is required to suspend making both regular allotments and tax-deferred allotments for twelve months, and the annual dollar limit on tax deferred allotments ($8,944 in 1993) is then applied to the two-year period in which the suspension period falls. Withdrawals of regular or tax-deferred allotments, as the case may be, are charged against the investments in a participant's account in the following order: (1) Money Market Fund, (2) Bond Fund, (3) Fixed Income Fund, (4) Diversified Stock Fund and
(5) Gerber Common Stock Fund.

The portion of a participant's account that is attributable to his or her tax-deferred allotments and regular allotments is always 100% vested. A participant's interest in that part of the account which is attributable to Company contributions is or becomes fully vested if (1) the participant's vesting service with the Company or with a subsidiary totals at least five years or (2) the participant's participation in the Plan totals
48 months. Under the 48-month vesting rule, a participant's interest in such part of his or her account vests to the extent of 50% after participation for 24 months and 75% after 36 months.

GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

A participant's interest in that part of his or her account which is attributable to Company contributions also becomes fully vested upon termination of the Plan or upon the Participant's (1) permanent and total disability, (2) death, (3) retirement under the Company retirement plan or termination of employment for any reason after attaining age 57, or (4) attainment of age 65.

If a participant's employment with the Company or a subsidiary terminates, the nonvested portion of the participant's account will be forfeited immediately. If the participant is reemployed prior to five consecutive one-year breaks in service and repays the full amount of any distribution received within five years of his or her reemployment date, the forfeiture will be rescinded. Forfeitures may be applied to reduce future Company contributions, if any, or to fund Plan expenses. For this purpose, a one-year break in service is any calendar year in which 500 or less hours of service are completed.

Participant allotments are segregated into five funds, the Gerber Common Stock Fund (invested in Gerber Products Company common stock), the Diversified Stock Fund (a mutual fund investing in all of the stocks included in Standard & Poor's 500 Index), the Fixed Income Fund (invested in one or more insurance contracts under which an insurance company or companies guarantee the principal and a rate of return), the Money Market Fund (all assets are invested in a mutual fund which invests in money market instruments maturing in one year or less) and the Bond Fund (all assets are invested in a mutual fund which invests in a diversified portfolio of debt securities).

Contributions by the Company are made by allocating previously unallocated shares of Gerber common stock held by the ESOP to the ESOP accounts of Plan participants who also participate in the ESOP. The participant allotments are added in multiples of 25% to one or more of the Gerber Common Stock Fund, the Diversified Stock Fund, the Money Market Fund, or the Bond Fund as the participant elects. Effective January 1, 1992, participant allotments and transfers were no longer permitted to be made to the Fixed Income Fund. A participant may change his or her election, but not more than quarterly.

A participant may request once per quarter that all or a portion of the part of his or her account which is attributable to the participant's regular and tax-deferred allotments be transferred in specified multiples of 10% to one or more of the other funds. Effective November 1, 1991, restrictions were imposed on transfers from the Fixed Income Fund. No more than 50% of any participant's transfer out of the Fixed Income Fund may be directed to the Bond Fund or Money Market Fund, or a combination

GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN

NOTE B--DESCRIPTION OF THE PLAN--Continued

of these funds. In addition, any funds transferred to the Diversified Stock Fund or the Gerber Common Stock Fund from the
Fixed Income Fund must remain in the receiving funds for at least
3 months before they can be transferred to the Bond or Money
Market Fund.

At December 31, 1993, 2,440 participants had designated the Gerber Common Stock Fund for investment of their allotments, 1,539 participants were investing in the Diversified Stock Fund, 1,840 participants were investing in the Money Market Fund, 1,113 participants were investing in the Fixed Income Fund, and 820 participants were investing in the Bond Fund.



NOTE C--FEDERAL INCOME TAXES

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. Accordingly, no income taxes are considered payable on dividend or interest income or on realized gains of the Plan, and no federal income tax consequence results to a participant or his beneficiary or estate by reason of participation in the Plan until a distribution is made.

GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN

NOTE D--INVESTMENTS

Investments are carried at market value in the Plan's statements of financial condition. Shares/units and cost information is as follows at December 31:
                          1993                   1992
                  -------------------    ----------------------
                   Shares/                Shares/
                    Units       Cost       Units        Cost
                  ---------  ----------   ---------  -----------
Common stock
of the company    3,217,430  $45,900,045  3,416,814  $43,171,610

Vanguard Funds    8,747,617   20,248,673  9,248,458   19,193,703

NBD Employee
Benefit Money
Market Fund          23,145       23,145     60,897       60,897

Travelers
Guaranteed
Insurance
Contract                 --    6,923,134         --    8,227,518
                             -----------             -----------
                             $73,094,997             $70,653,728
                             ===========             ===========

NOTE E--TRANSACTIONS WITH PARTIES-IN-INTEREST

During 1993 and 1992, the Plan received $2,710,454 and $2,568,109 respectively, in dividends on common stock of Gerber Products
Company.

Fees incurred during the year for legal, accounting and other services rendered by parties-in-interest were based on customary and reasonable rates for such services and were paid by the Company on behalf of the Plan.

SCHEDULE OF ASSETS HELD FOR INVESTMENT
GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN

December 31, 1993 and for the year then ended

                                             DESCRIPTION OF INVESTMENT INCLUDING
  IDENTITY OF ISSUE, BORROWER, LESSOR OR      MATURITY DATE, RATE OF INTEREST,
               SIMILAR PARTY                  COLLATERAL, PAR OR MATURITY VALUE         COST        CURRENT VALUE
- ------------------------------------------   ------------------------------------    ------------   --------------
Common Stock:
   Gerber Products Company                   3,217,430 shares of common stock        $ 45,900,045   $ 91,294,576

NBD Employee Benefit Money Market Fund       23,145 units bearing interest at an
                                             average rate of 3.31%                         23,145         23,145

Investment in General Assets of
   Insurance Company:
      Travelers Insurance Company            Deposit Administration Contract,
                                             bearing interest at a guaranteed
                                             minimum effective annual rate of 7%
                                             through 1995.                              6,923,134      6,923,134

Mutual Funds:
   Vanguard Money Market Reserves, Inc.
      Prime Portfolio                        8,209,251 shares in mutual fund            8,209,251      8,209,251
   Vanguard Fixed Income Security Fund
      GNMA Portfolio                         320,500 shares in mutual fund              3,319,135      3,323,588
   Vanguard Index Trust
      500 Portfolio                          217,866 shares in mutual fund              8,720,287      9,549,048
                                                                                     ------------   ------------
                                                                                     $ 73,094,997   $119,322,742
                                                                                     ============   ============
There were no investment assets acquired and disposed of during the year which are reportable under the requirements of Section 2520.103-11 of the Department of Labor's
rules and regulations.


SCHEDULE OF REPORTABLE TRANSACTIONS
GERBER PRODUCTS COMPANY RETIREMENT INVESTMENT PLAN

Year ended December 31, 1993

                              DESCRIPTION OF                                        EXPENSE                CURRENT
                            INVESTMENT (INCLUDING                                   INCURRED               VALUE OF
                              INTEREST RATE AND                                       WITH                 ASSET OF
                            MATURITY IN CASE OF A   PURCHASE   SELLING    LEASE     TRANSAC-   COST OF   TRANSACTION   NET GAIN
IDENTITY OF PARTY INVOLVED          LOAN)            PRICE     PRICE      RENTAL      TION      ASSET        DATE       (LOSS)
- --------------------------  ---------------------- ---------- ---------- ---------- ---------- ---------- ----------- ----------

Category (iii) - A series
  of securities transactions
  in excess of 5% of plan
  assets:

    Gerber Products Company Common Stock           $7,577,210                                  $7,577,210 $7,577,210

    NBD Employee Benefit    Cash temporarily held
      Money Market Fund     within funds including
                            reinvestment of
                            interest earned         6,906,479                                   6,906,479  6,906,479

    NBD Employee Benefit    Cash temporarily held
      Money Market Fund     within funds including
                            reinvestment of
                            interest earned                  $6,944,231                         6,944,231  6,944,231

There were no reportable transactions under categories (i), (ii) or (iv).
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